SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(Amendment No. 2)*

Origin Agritech Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G67828106
(CUSIP Number)

With a copy to: Mr. HAN Gengchen c/o Origin Agritech Limited 21 Sheng Ming Yuan Road Changping District Beijing, China 102206	with a copy to: Andrew D. Hudders, Esq. Golenbock Eisemen Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 212-907-7349
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless for displays a current valid OMB control number.

SCHEDULE 13D

CUSIP No. G67828106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HAN Gengchen I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,653,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,653,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,653,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.69%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. G67828106	Page 3 of 5 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares (the “Ordinary Shares”), no par value, of Origin Agritech Limited, a British Virgin Islands company (the “Issuer”).  The principal executive office of the Issuer is 21 Sheng Ming Yuan Road, Changping District, Beijing, PR China 102206.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D filed on November 16, 2005, is hereby amended as follows:

(a)
Mr. Han, an individual (“Reporting Person”), is reporting on his beneficial ownership the Ordinary Shares in this Schedule 13D (“Shares”) that is held by him through Sinodream Limited (Sinodream”), a British Virgin Islands company, of which the Reporting Person is the sole officer and director.

(b)	The business address of the Reporting Person is 21 Sheng Ming Yuan Road, Changping District, Beijing, PR China 102206

(c)	The Reporting Person is the Chairman of the Board of the Issuer, Origin Agritech Limited.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Peoples Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D filed on November 16, 2005, and amended on September 25, 2007 is hereby amended and restated in its entirety to read:

On the following dates, the Reporting Person acquired at total of 317,100 ordinary shares of the Issuer in the amounts stated for the price per share indicated. These shares are held through Sinodream.  The funds used were personal funds.

SCHEDULE 13D

CUSIP No. G67828106	Page 4 of 5 Pages

Date	Quantity	Price
9/19/2011	33,300	$ 2.4447
9/20/2011	10,700	$ 2.4922
9/21/2011	60,500	$ 2.5405
9/22/2011	60,500	$ 2.4603
9/23/2011	60,500	$ 2.5474
9/26/2011	27,100	$ 2.5502
9/27/2011	22,100	$ 2.7323
9/28/2011	42,400	$ 2.7550

Item 5.	Interest in Securities of the Issuer.

As of October 11, 2011, the Reporting Person beneficially owned 3,653,500 ordinary shares of the Issuer representing approximately 15.69% of the issued and outstanding shares of the Issuer.

Transactions by the Reporting Person in respect of the beneficial ownership of the Issuer’s Common Stock made in the past 60 days are set forth above in Item 3.  All the reported transactions were open market purchases effected on the NASDAQ Stock Market.  All the transactions were made through a broker dealer.

SCHEDULE 13D

CUSIP No. G67828106	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2011

/s/ HAN Gengchen
HAN Gengchen